Business Purchase Agreement

This Agreement for Business Purchase, hereinafter referred to as "Agreement", is executed on July 15, 2011 by and between Bernard Woodard, having its principal office of business at 1498 East Main Street, Unit 103-370, Cottage Grove, Oregon 97424, hereinafter referred to as "Seller," and Orpheum Property Inc. (OPI), having its principal office of business at 201 St Charles Ave. Suite 2506, New Orleans, Louisiana 70170, hereinafter referred to as "Buyer."

WHEREAS, Seller is the owner of a Baja Coastal Properties, LLC, (Business) located at 601 East Charleston Blvd, suite 100, Las Vegas, Nevada 89101.

WHEREAS, Seller desires to sell a fifty (50) percent ownership in the Business to Buyer, and Buyer desires to purchase a fifty (50) percent ownership in the Business from Seller.

NOW, THEREFORE, for and in consideration of the mutual covenants and promises hereinafter contained, the Seller agrees to sell, and the Buyer agrees to buy the Business upon the following terms and conditions.

A. Subject Matter

1. Description of Business

The Business includes the following assets:

The Inventory, which includes the stock in trade and merchandise, raw materials, work in progress and finished goods to be sold and purchased under this Agreement.

All the furniture, fixtures, equipment, and other tangible assets.

All the trade, goodwill, and other intangible assets

The leasehold interest owned by Seller for premises on which the business is located, pursuant to a valid assignment of lease.

Real Estate Pacific Beach Parcel 319 behind Parcel 87 and has approximately 3,705 Acres
Real Estate Pacific Beach Parcel 87 approximately 440 Acres.
The full description of both Parcels can be found in the attached Concession Agreement.

2. Purchase Price and Method of Payment
Buyer shall pay and Seller shall accept the purchase price for the Business as follows:

Consideration
As total consideration for the purchase and sale of the Business (including its tangible and intangible assets as described above), the Buyer shall pay to the Seller the sum of $6,000,000.00 worth of PLFF of PLFF stock, valued at the price per share 3 days before closing, and such total

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consideration to be referred to in this Agreement as the "Purchase Price." This stock will be restricted from trading publicly, for six (6) months from the Seller's receipt of said shares.

Upon six (6) months and one (1) day after this sale (end of restricted period), if the stock's price per share is less than at the closing of the sale for this real estate, then, Buyer will give the Seller additional shares, using the then, current price to equal $6,000,000 when added to Seller's already existing shares. It is understood that those newly issued shares will be restricted for six (6) months.

The Seller's shares will not be diluted, unless and except, PLFF's newly issued shares are used to acquire assets that increase PLFF's net worth. This clause will be in existence for only two (2) years from the date of sale.

Payment
The Buyer shall make final payment for the property at closing in the total amount of $6,000,000.00 worth of PLFF stock which accounts for the previously deposited sum of $1,000.00 in earnest moneys for a total purchase price of $6,000,000.00. Buyer agrees to pay the entire amount at closing. Concurrent with the execution of this Agreement, Buyer has deposited with the Seller or Sellers Escrow Agent the sum of $1,000.00, (hereinafter referred to as "Earnest Money") as earnest money and a partial payment of the consideration under the Contract. In the event that the purchase and sale shall be consummated pursuant to the terms of said contract, Seller or Sellers Escrow Agent shall, at such closing, deliver to Seller the Earnest Money, and Buyer shall be given credit toward the purchase price for the payment of the Earnest Money. In the event that the closing does not occur, Buyers deposited earnest money should be returned to buyer Unless the buyer does not make a good faith effort to obtain financing, the buyer shall be returned their earnest money if closing does not occur.

3. Closing

Time and Place of Closing
Closing is the date and time at which parties agree to finalize this transaction. The closing date is designated as on or before August 28, 2011, with automatic 60 day period to transfer titles.

At Closing Seller shall deliver to the Buyer a final, executed Bill of Sale transferring to Buyer fifty (50) percent of the Business sold hereunder. The Seller shall also produce an Affidavit of ownership with evidence verifying sellers ownership in the Business and the authority to sell and transfer 50% ownership of the assets and with only the liabilities noted on the attached Balance Sheet.

B. Representations and Warranties of Seller

Organization and Standing. The Business is duly organized, validly existing, in good standing under the law, and has the corporate power and authority to carry on its business as it is now being conducted.

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Authority relative to this Agreement. Except as otherwise stated herein, the Seller has full power and authority to execute this Agreement and carry out the transactions contemplated by it. No further action is necessary by the Seller to make this Agreement valid and binding upon Seller and enforceable against it in accordance with the terms hereof, or to carry out the actions contemplated hereby. The execution, delivery, and performance of this Agreement by the Seller will not constitute:

(i) a breach or a violation of the Corporation's Certificate of Incorporation, by-laws, or of any law, agreement, indenture, deed of trust, mortgage, loan agreement or other instrument to which it is a party, or by which it is bound;

(ii) a violation of any order, judgment or decree to which it is a party or by which its assets or properties is bound or affected; or

(iii) result in the creation of any lien, charge or encumbrance upon its assets or properties except as stated herein.

Tax Matters. The Seller has timely prepared and filed all federal, state, and local tax returns and reports as are and have been required to be filed, and all taxes shown thereon to be due have been paid in full, including but not limited to sales tax, withholding tax, and all other taxes of every nature.

Properties. The Seller has good and merchantable title to all of its properties and assets that constitute "Business" as defined herein.

Compliance with Applicable Laws. None of the Seller's actions in transferring good and merchantable title to those assets and properties set out in herein are prohibited by or have violated or will violate any law in effect on the date of this Agreement or on the date of closing.

Documents for Review. The Seller's Documents for Review enumerated in Exhibit "A" attached hereto and made a part hereof are true, authentic, and correct copies of the originals, or as appropriate the originals themselves, and no alterations and modifications thereof have been made.

C. Representations and Warranties by both Buyer and Seller

Warrants
Buyer and Seller hereby represent and warrant that there has been no act or omission by Buyer or Seller which would give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated hereby.

Default
After execution of this Agreement by the parties, if either party fails to perform its respective obligations, or breaches a warranty or covenant, that would constitute a default. The defaulting party shall cure the default with in 30 days of notice by the other party. In the event of a failure

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to cure such default by either party within the stipulated time, Seller or Buyer shall have the right to cancel this transaction and/or sue for damages in addition to any other relief provided under this Agreement. In a suit for default, the prevailing party shall recover reasonable attorney fees.

Survival of Representations and Warranties
Each of the parties to this Agreement covenants and agrees that their respective representations, warranties, covenants, statements, and agreements contained in this Agreement shall survive the Closing Date. Except the exhibits hereto or the documents and papers delivered by Seller to Buyer in connection with the Agreement herewith, there are no other agreements, representations, warranties, or covenants by or among the parties hereto with respect to the subject matter hereof.

Cooperation
Both Seller and Buyer agrees to cooperate fully with each other and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by the parties, to better evidence and consummate the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Agreement.

Confidentiality
Both Seller and Buyer shall not divulge, communicate, or use to the detriment of the other or for the benefit of any other person or persons, or misuse in any way, any of Seller's confidential information discovered by or disclosed to Seller or Buyer as a result of the delivery, execution or performance of this Agreement.

D. Transactions prior to Closing

Conduct of Seller's Business until Closing. Except as Buyer may otherwise consent in writing prior to the Closing Date, Seller will not enter into any transaction, take any action, or fail to take any action which would result in or could reasonably be expected to result in or cause any of the representations and warranties of Seller contained in this Agreement to be void, invalid, or false on the Closing Date.

Resignations. Seller shall deliver to Buyer prior to the Closing Date such resignations of officers or employees of the business as Buyer shall indicate, and each such resignation to be effective on the Closing Date.

Advice of Changes. Between the date hereof and the Closing Date, Seller will promptly advise Buyer in writing of any fact which, if existing or known at the date hereof, would have been required to be set forth herein or disclosed pursuant to this Agreement.

Documents. Seller shall deliver to Buyer at closing such documents which are in Buyer's sole discretion and necessary to fully satisfy the objectives of this Agreement in content and form.

E. Transactions following Closing

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Funding. Within thirty (30) days following the closing of this agreement, Buyer shall fund the Business with $200,000 which shall be directed towards pebbles extraction/sales and development of the 4,400 acres in Baja California. Seller shall attach a pro forma cash flow statement showing the benefit from the funding.

F. General Provisions

Right of First Refusal
In the event Seller shall receive an offer for the purchase of the Seller's ownership in the Business at any time after the date hereof, and the offer of purchase shall be acceptable to Seller, Seller will not sell the Business or any portion thereof without first offering the Business to the Buyer pursuant to this paragraph.

Seller shall give Buyer the right to purchase the Business at the price and on the terms of the offer so made. This right shall be extended by Seller giving written notice of the offer by registered mail to Buyer, requiring Buyer to accept the offer in writing and to sign a purchase agreement within forty-five (45) days after the mailing of the notice. In the event that Buyer does not purchase the Property on the terms set forth above, then the Right of First Refusal granted herein shall lapse.

Appointment of Officers and Board
Both the Buyer and Seller will have equal control of the appointment of officers and board members.

Waivers
No action taken pursuant to this Agreement including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein or therein and in any documents delivered in connection herewith or therewith. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

Sections and Other Headings
The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretations of this Agreement.

Governing Law
This agreement and all transactions contemplated hereby shall be governed by and construed and enforced in accordance with the laws of Nevada. Any dispute arising under this contract shall be resolved under the commercial arbitration rules of the American Arbitration Association. In the event that arbitration or litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.

Conditions Precedent

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If the obligations and responsibility of either party are not fulfilled by the appropriate dates thereof, then this Agreement shall be deemed null and void and any deposits paid at said time shall be returned to the Buyer forthwith.

Time is of the Essence
Time and timely performance are of the essence in this contract and of the covenants and provisions hereunder.

Successors and Assigns
This Agreement may not be assigned without the prior written consent of the parties hereto. Rights and obligations created by this contract shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns. Whenever used, the singular number shall include the plural, the plural the singular, and the use of any gender shall include all genders.

Contractual Procedures
Unless specifically disallowed by law, service of process in any litigation that arise hereunder may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

Extraordinary Remedies
To the extent cognizable at law, in the event of breach the parties hereto may obtain injunctive relief in addition to any and all other remedies available thereto regardless of whether the injured party can demonstrate that no adequate remedy exists at law.

Entire Agreement
This Contract contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Contract. This Contract supersedes any prior written or oral agreements between the parties.

Severability
If any provision of this Contract will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Contract is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

Amendments
This Contract may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

Initials and Exhibits
This Contract shall not be valid and enforceable unless it is properly executed by Buyer and Seller and their initials affixed to each page of the exhibits attached hereto and made a part hereof.

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IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto all on the date and year first above written.

SELLER:

BAJA COASTAL PROPERTIES, LLC
BY Bernard Woodard

BUYER:

Orpheum Property Inc.
BY Andrew Reid

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Exhibit "A"
Documents for Review

1. Financial and Operating Statement(s)
2. Corporate Articles of Incorporation
3. Corporate Bylaws
4. Concession Agreement
5. Legal Description of property and any surveys, any known hazards, and any environmental review or assessment.
6. Proposed organizational structure.
7. Debt or pending settlement agreements
8. Pro Forma cash flow statement showing benefit from the $200,000 funding.
9. Environmental reports, studies, know hazards, and notices from government and or private sources.
10. License process, agency(s) or bureau that will review, authorize, and regulate mining, cleaning and shipping.

For all documents named above the Seller shall provide full and complete records covering the past 2 years.

Bernard J Woodward

SELLER
BAJA COASTAL PROPERTIES, LLC
BY Bernard Woodward

BUYER
Orpheum Property Inc.
BY Andrew Reid

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